UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TradeWind Communications TWC.V

TWC announces Agreement for Xpedite to badge its FLEXML messaging engine for their European and UK network

Sydney, Australia - 26th February 2003. TradeWind Communications Limited (TWC.V) and Xpedite Systems Limited (NASDAQ: PTEK) announced that they had reached agreement whereby Xpedite would badge the TWC FLEXML java/XML messaging engine and its products as a front end to their networks. Xpedite will initially focus on the Flexemessaging high volume bill presentment service EMdirect. Xpedite currently badges TWC's FlexeMedia service for targeted distribution of press releases in Australia.

"We are excited about the prospect of providing our Xpedite customers with Flexemessaging's highly innovative and advanced messaging engine FLEXML. This will enable Xpedite to offer customers a seamless, fully integrated mass messaging service, which includes surface mail, independent of the receiving device including fax, email or wireless technology, from their desktop." said Stephen Anidjah, UK Product Manager for Transactional Services, Xpedite. "The relationship already developed between Xpedite in Australia and TWC provides a firm foundation to expand that relationship in a global arena with the introduction of the European business sector, which fits with TWC's expansion into this region".

"We are very proud to have Xpedite as a client for FLEXML." Said Nick Bird, Chairman, TradeWind Communications Ltd. "Electronic distribution of personalised documents is a new growth sector, especially in the area of high volume electronic bill presentment. We initially established our extended Xpedite relationship in Australia and this is a further step in the roll out of our technology solutions at an international level. Xpedite are a global leading strategic partner for us in our global application of the FLEXML platform, developed in Australia. We look forward to building our partnership with Xpedite and offering their customers other new products made possible by this new FLEXML platform."

FLEXML is a technology platform developed by TradeWind Communications. It is a multi (delivery) channel messaging engine. It is XML based, 100% Java, scalable information management platform that can collate, format, merge, repurpose then deliver information to thousands of recipients, independent of the receiving device - fax, email, and wireless technology.

For the Board of Directors

/s/ Nick Bird

Nick Bird

Chairman

Trade Wind Communications Limited

TradeWind Communications TWC.V

Media Release February 28, 2002

TWC ANNOUNCES UNAUDITED HALF YEAR RESULTS

SYDNEY, AUSTRALIA - Trade Wind Communications Limited has released its unaudited second half year results for the half year ended December 31, 2002.

Consolidated revenues (comprising Voice and Data Division revenues of $0.88 million and Flexemessaging Division revenues of $ 1.51 million) decreased by 22% to $ 2.39 million for the half year ended December 31, 2002, compared to $ 3.07 million (comprising Voice and Data Division revenues of $ 0.979 million and Flexemessaging Division revenues of $ 2.08 million) for the half year ended December 31, 2001. The decrease is largely attributable to the continued economic slowdown highly evident in reduced capital expenditure and discretionary marketing expenditure.

Cost of Goods Sold decreased to $ 0.97 million, from $ 1.34 million in the same half year last year. Cost of Goods Sold as a percentage of revenue decreased to 41%, down from 44% in the corresponding period. Expenses reduced 9% to $ 2.64 million from $ 2.90 million in the same half year in the prior year. Included in expenses for the half year ended December 31, 2002 is $ 0.22 million directly incurred in the development of FLEXMLTM. A net loss from operations before development costs for the half year ended December 31, 2002 of $ 1.04 million was reported, as compared to a loss of $ 1.05 million reported for the half year ended December 31, 2001. A net loss after development costs for the half year ended December 31, 2002 of $ 1.26 million was reported, as compared to a net loss reported for the half year ended December 31, 2001 of $ 1.29 million.

"In line with our focus for 2003 on the commercialization of our essential messaging service EMdirectTM, we have significantly strengthened our direct sales force with the introduction of a new General Manager, Sales and Marketing and Senior Sales Executives with experience in selling enterprise solutions. In addition, we continue to build and develop meaningful channel partner relationships, the most recent being with Xpedite Europe for the badging of our FLEXMLTM platform and EMdirectTM service (see press release dated Feb 26, 2003). These are important steps that we are taking to enable us to manage the business to profitability and beyond" said Mal Hemmerling, managing director, Trade Wind Communications Limited.

For the Board of Directors

/s/Mal Hemmerling
Mal Hemmerling

Managing Director

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC.V and TRWDF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication.

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRDWF".

For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Websites: http://www.flexemessaging.com.au
http://www.tradewind.com.au
http://www.tradecentre.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: February 27, 2003

/s/ Kevin Levine
_____________________________
Kevin Levine, Deputy CEO